Exhibit 4.3

DESCRIPTION OF SECURITIES

References to “we”, “us”, “Trinseo” or the “Company” herein are, unless the context otherwise indicates, only to Trinseo, S.A. and not to any of its subsidiaries.

Description of Capital Stock

General

The following is a summary of information concerning capital stock of Trinseo S.A. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Articles of Association (“Articles”) and are entirely qualified by the Articles.

Ordinary Shares

Outstanding Shares.  The Company currently has 48,777,934 outstanding ordinary shares with a nominal value of $0.01 per share (the “Ordinary Shares”).

The Company’s share capital may be increased, reduced or extended by amending the Articles, which requires approval of a two-thirds majority of the votes at an extraordinary general shareholders’ meeting to be held before a Luxembourg notary where at least 50% of the Ordinary Shares are present or represented.

Authorized Shares. In addition to its existing share capital, the Company is authorized to issue an additional 50,000,000,000 ordinary shares, with a nominal value of $0.01 per share (the “Additional Ordinary Shares”).  The Company’s authorized share capital may be increased, reduced or extended by amending the Articles, which requires approval of a two-thirds majority of the votes at an extraordinary general shareholders’ meeting with at least 50% of the Ordinary Shares are represented.

The Articles also provide that the Company’s board of directors (the “Board”) may issue, without further shareholder approval, Additional Ordinary Shares (not to exceed the above 50,000,000,000 limit) without preemptive rights in an amount equal to up to 20% of the existing share capital, and to issue Additional Ordinary Shares with preemptive rights in an amount equal to up to 100% of the existing share capital at such times and on such terms as the Board may decide, for a period ending on July 2, 2023. Each issuance of Additional Ordinary Shares will reduce the Company’s authorized share capital accordingly.

Dividend Distributions.  Subject to Luxembourg law, if and when a dividend distribution is declared by the general meeting of shareholders, or the Board in the case of interim dividend distributions, each Ordinary Share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to the Articles, the general meeting of shareholders may approve a dividend distribution and the Board may declare an interim dividend distribution, to the extent permitted by Luxembourg law. The Company may make distributions under Luxembourg law via repayments of equity or an allocation of statutory profits.

Declared and unpaid dividend distributions held by the Company for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid dividend distributions will lapse in our favor five years after the date such dividend distribution was declared.

Voting Rights. Each Ordinary Share is entitled to one vote on all matters submitted to a vote at a general meeting of shareholders. Neither Luxembourg law nor the Articles contain any restrictions as to the voting of our shares by non-Luxembourg residents. Holders of Ordinary Shares do not have cumulative voting rights.

Information Rights.  Luxembourg law gives holders of Ordinary Shares limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the unconsolidated annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

In addition, any registered shareholder is entitled to receive a copy of the unconsolidated annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses at the general meeting to questions concerning items on the agenda of that general meeting, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Liquidation Rights. In the event of a dissolution, liquidation, or winding-up the assets remaining after allowing for the payment of all liabilities of the Company will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to dissolve, liquidate, or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a notary. Shareholders of a Luxembourg public limited liability company have their liability limited to the capital contribution in respect.

Pre-emptive Rights. Unless limited, waived or cancelled by our Board, or by our shareholders in an extraordinary resolution, holders of our Ordinary Shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. The Articles provide that pre-emptive rights can be limited, waived or cancelled by the Board for a period ending on the fifth anniversary of the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg Official Gazette, unless such period is extended, amended or renewed, in the event of an increase of the share capital by the Board within the limits of the 20% authorized share capital.

No Appraisal Rights. Neither Luxembourg law nor our Articles provide for any appraisal rights of dissenting shareholders.

Size of Board and Vacancies. The Articles provide that the Board must have three to twelve members. Directors are elected at each annual general meeting of shareholders by the vote of majority shares present. Any director may be removed at any time, with or without cause, by a resolution at a general meeting of shareholders. Newly created directorships resulting from any vacancies in the Board resulting from death, resignation, retirement, removal from office or other cause may be filled by the majority vote of the Company’s remaining directors in office, until a new director is appointed at the next general meeting of shareholders.

In 2018, our shareholders approved an amendment to our Articles declassifying our Board, which was previously divided into three classes. Each director elected prior to our 2019 annual general meeting of shareholders will serve the full three-year term to which such director was elected. Beginning with our 2019 annual general meeting of shareholders, directors are elected to serve for one-year terms. Commencing with our 2021 annual general meeting, the terms of all former classes of directors will have terminated, and all of our directors will be elected for one-year terms at each annual general meeting of shareholders.

Stockholder Meetings.  Luxembourg law and our Articles provide that the Board is obliged to convene a general meeting of shareholders if one or more shareholders representing, in the aggregate, 10% of the issued Ordinary Shares so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued Ordinary Shares may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law and our Articles provide that one or more shareholders representing, in the aggregate, 10% of the issued Ordinary Shares may request that additional items be added to the agenda of a general meeting of shareholders. That request must be sent by post or electronic means to the address provided in a convening notice at least twenty-two (22) days before the general meeting of shareholders.

Amendments to the Articles

Our Articles may be amended if holders of at least 50% of the issued Ordinary Shares are represented at an extraordinary general meeting of shareholders and the agenda indicates the proposed amendments to the Articles. If this quorum is not reached, a second extraordinary general meeting of shareholders will be convened. Resolutions at the second extraordinary general meeting of shareholders will be valid regardless of the proportion of the issued Ordinary Shares represented at that meeting. Resolutions at both extraordinary general meetings of shareholders must be adopted by at least two-thirds of the votes cast.

Anti-takeover Effects of our Articles and Luxembourg Law

Pursuant to Luxembourg law, it is possible to create an authorized share capital from which the Board is authorized by the shareholders to issue further shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to these Ordinary Shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the Articles. See also “Authorized Shares” for a description of the Board’s ability to issue additional Ordinary Shares.

Transfer Agent and Registrar

Our transfer agent and registrar is American Stock Transfer Company.

New York Stock Exchange Listing

The Ordinary Shares are listed on the New York Stock Exchange under the ticker symbol “TSE.”